UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 14, 2026

VESTIBLE ASSETS, LLC

(Exact name of Registrant as Specified in Its Charter)

Delaware	93-2084697
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

5440 West 110th Street, Suite 300 Overland Park, Kansas 66211
(Full Mailing Address of Principal Executive Offices)

(913) 535-6004
(Issuer’s Telephone Number, Including Area Code)

Vestible Assets, LLC, Series BDBR
(Title of Each Class of Securities Issued Pursuant to Regulation A)

Item 9	Other Events.

Updated Subscription Agreement

On April 14, 2026, Vestible Assets, LLC revised the subscription agreement for investors to subscribe in interests of Vestible Assets, LLC, Series KSV 1919 (the “Revised Subscription Agreement”). All new subscriptions submitted on or after April 14, 2026 will be completed using the Revised Subscription Agreement. A copy of the Revised Subscription Agreement is filed hereto as Exhibit 6.1.

EXHIBITS

The following items are filed as exhibits to this current report on Form 1-U:

Exhibit Number	Description

6.1	Form of Subscription Agreement of Vestible Assets, LLC, Series KSV 1919

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VESTIBLE ASSETS, LLC

By:	Vestible, Inc., a Delaware corporation
Its:	Manager

By:	/s/ Parker Graham
Name:	Parker Graham
Title:	Chief Executive Officer and Director of Vestible, Inc.
Date:	April 20, 2026